SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S/A.

(publicly-held company)

C.N.P.J./M.F. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

CALL NOTICE

ANNUAL SHAREHOLDERS’ MEETING

The Shareholders are hereby called to meet at the Annual Shareholders Meeting to be held on April 30, 2014, at 12:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – at the Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, CEP: 04626-020, in the Capital of the State of São Paulo, to resolve on the following agenda:

(a)   examine, discuss and vote upon the Accounts of the administration, including the Financial Statements for the fiscal year ended on December 31, 2013;

(b)   to resolve on the allocation of the result of the fiscal year 2013;

(c)   elect the members to the Board of Directors, under the terms of the Company’s Bylaws; and

(d)   set the overall compensation of the Directors/Officers for fiscal year 2014.

It is available to the Shareholders at the above mentioned address and on the websites of the Investor Relations office (http://www.voegol.com.br/ri), the Brazilian Securities and Exchange Commission - CVM  (www.cvm.gov.br), and BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br), the Management Proposal of the Company, contemplating:  (i)  the management report for the fiscal year ended; (ii)  the financial statements; (iii)  the independent auditors’ opinion; (iv)  the proposal for allocation of the result of the fiscal year 2013; and the (v)  proposal for the overall compensation of the Directors and Officers to be set by the Shareholders’ Meeting for fiscal year 2014.

Any shareholder wishing to be represented by a proxy at the meeting shall be required to deliver the respective power of attorney, granting special powers, and documents evidencing the signatory’s powers and with the grantor’s signature duly certified by a notary public, at the above mentioned address, to the attention of the Investor Relations Officer. The minimum percentage for adoption of the multiple vote process for election of the members of the Board of Directors is five percent (5%) of the voting capital, as set forth in article 3 of CVM Instruction no. 165, dated December 11, 1991, as amended by CVM Instruction no. 282, dated June 26, 1988.

São Paulo, April 11, 2014.

Constantino de Oliveira Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.